UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2009

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third Quarter and Nine Months 2009 Results and Declares Quarterly Dividend,” dated November 4, 2009.

Exhibit

1.	Press Release dated November 4, 2009

Exhibit 1

Textainer Group Holdings Limited Reports Third Quarter and Nine Months 2009 Results and Declares Quarterly Dividend

Third Quarter 2009 and Year-to-Date Highlights

•	Paid a $0.23 per common share dividend on September 1, 2009 to all shareholders of record as of August 21, 2009;

•

Declared a dividend of $0.23 per common share, payable on November 25, 2009 to all shareholders of record as of November 16, 2009, increasing total dividends declared since the October 2007 IPO to $2.01 per common share;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders of $13.5 million, or $0.28 per diluted common share, for the third quarter, and $65.4 million, or $1.36 per diluted common share, for the nine months ended September 30, 2009;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) of $14.0 million, or $0.29 per diluted common share, for the third quarter, and $59.4 million, or $1.24 per diluted common share, for the nine months ended September 30, 2009;

•	Recorded revenue of $56.1 million for the third quarter and $170.1 million for the nine months ended September 30, 2009;

•	Reduced debt by $90.5 million during the nine months ended September 30, 2009 through debt re-purchases and repayments;

•

Recorded a gain on early extinguishment of debt of $19.4 million (a $15.3 million gain net of related net income attributable to noncontrolling interest and income tax expense) for the nine months ended September 30, 2009; and

•

Completed accretive transactions year-to-date totaling nearly $200 million in cash consideration, which consisted of growing the owned and managed fleets, expanding presence in the refrigerated container business, purchasing containers for trading, entering into purchase-leaseback transactions with shipping lines and retiring debt.

HAMILTON, Bermuda, November 4, 2009 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer” or the “Company”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the third quarter and the nine months ended September 30, 2009.

Total revenue for the quarter was $56.1 million, which was a decrease of $13.6 million, or 20%, compared to $69.7 million in the prior year quarter. This decrease was primarily due to a $5.5 million, or 11%, decrease in lease rental income to $45.4 million from $50.9 million in the prior year quarter primarily due to an 11.3 percentage point decline in utilization to 85.4% for the quarter from 96.7% for the prior year quarter. The decrease in total revenue was also partly due to a $5.1 million, or 76%, decrease in trading container sales proceeds to $1.6 million from $6.7 million for the prior year quarter atributable to a decline in the number of trading containers available for sale. For the nine months ended September 30, 2009, total revenue was $170.1 million, which was a decrease of $41.4 million, or 20%, compared to $211.5 million for the prior year comparable period. As previously reported, the large quantity of trading containers sold in the first half of 2008 was the result of transactions that concluded near the end of 2007. EBITDA(1) for the quarter was $34.4 million, which was a decrease of $11.0 million, or 24%, compared to $45.4 million for the prior year quarter. EBITDA(1) for the nine months ended September 30, 2009 decreased $9.8 million, or 7%, to $127.0 million from $136.8 million for the prior year comparable period.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the quarter was $14.0 million, a 41% decrease compared to $24.0 million earned for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net(1) for the quarter was $0.29 per share, a 42% decrease compared to $0.50 per share for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the nine months ended September 30, 2009 was $59.4 million (which includes a gain on early extinguishment of debt of $15.3 million net of related net income attributable to noncontrolling interest and income tax expense), a 16% decrease compared to $71.0 million for the prior year comparable period. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net(1) for the nine months ended September 30, 2009 was $1.24 per share, a 16% decrease compared to $1.48 per share for the prior year comparable period.

Net income attributable to Textainer Group Holdings Limited common shareholders for the quarter was $13.5 million, which was a decrease of $11.1 million, or 45%, compared to $24.6 million for the prior year quarter. For the nine months ended September 30, 2009, net income attributable to Textainer Group Holdings Limited common shareholders decreased 10% to $65.4 million from $72.3 million for the prior year comparable period. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the quarter was $0.28, a 45% decrease from $0.51 per share for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the nine months ended September 30, 2009 was $1.36, a 10% decrease from $1.51 per share for the prior year comparable period.

John A. Maccarone, President and CEO of Textainer, commented: “Given the broad economic and industry challenges Textainer has faced this year, we are encouraged by our achievements during the third quarter and first nine months of 2009, as well as the Company’s strong long-term prospects. Our strategy of securing a significant percentage of the Company’s fleet on long-term lease agreements, which now accounts for greater than 70% coverage, continues to have a positive effect on our utilization rate. During a challenging time for the industry, we are also pleased to have continued to take advantage of accretive growth opportunities. We were able to conclude transactions year-to-date totaling nearly $200 million in cash consideration, which consisted of growing the Company’s total fleet, increasing the percentage of the fleet that it owns, expanding its presence in the refrigerated container business, purchasing containers for its trading business, entering into purchase-leaseback transactions with shipping lines and retiring debt. These transactions have increased our earnings potential, strengthened our balance sheet and enhanced our industry leadership.”

Mr. Maccarone continued, “Along with execution of our growth strategy, we continue to provide value to our shareholders through the distribution of dividend payments. We recently declared our ninth dividend since our October of 2007 initial public offering. In total, after payment of this dividend, we will have returned $2.01 per share to our shareholders since our initial public offering while maintaining our commitment to actively pursuing accretive growth opportunities. Going forward, we plan to build upon our past success by utilizing our current available liquidity of over $275 million to capitalize on accretive opportunities in a disciplined manner.”

Transactions Year-to-Date

Year-to-date, Textainer has continued to take advantage of its financial flexibility and opportunities within the industry to enter into accretive transactions. The Company’s recent transactions have consisted of growing its total fleet, increasing the percentage of the fleet that it owns, expanding its presence in the refrigerated container business, purchasing containers for its trading business, entering into purchase-leaseback transactions with shipping lines and retiring debt. Specific transactions include:

•

Expanding total fleet size by 15% by acquiring the rights to manage the container fleet of Amphibious Container Leasing Limited (“Amficon”) effective May 1, 2009 and Capital Intermodal and Xines effective July 1, 2009. Both transactions have been accretive to earnings;

•	Concluding an accretive purchase-leaseback transaction for more than 28,000 containers with a major Asian shipping line effective July 1, 2009;

•	Purchasing approximately 29,000 containers that Textainer had been managing for a large institutional investor effective August 1, 2009;

•	Securing a long-term lease with a large Asian shipping line for 650 new 40’ high cube refrigerated containers effective September 1, 2009. This was Textainer’s largest single new reefer transaction;

•

Concluding a trading deal with a large Asian shipping line for more than 11,000 containers effective September 1, 2009. This was the tenth trading transaction with the same customer since 1996, demonstrating the Company’s ability to earn repeat business through long-term, mutually beneficial relationships with its customers. Over 1,000 of these containers were sold during September 2009, making a contribution to earnings;

•	Purchasing approximately 31,000 containers that Textainer had been managing for Amficon effective October 1, 2009; and

•

Reducing debt by $90.5 million through re-purchases and repayments. Re-purchasing debt resulted in a gain on early extinguishment of debt of $19.4 million (a $15.3 million gain net of related net income attributable to noncontrolling interest and income tax expense) for the nine months ended September 30, 2009.

Outlook

Industry

The current cyclical downturn in container shipping was primarily the result of a worldwide recession and oversupply of container vessels, which caused a decline in cargo volumes and freight rates. According to Alphaliner, a worldwide reference in liner shipping, the top 17 companies in container shipping collectively lost over $6 billion in the first half of this year. As the recession eases and cargo volumes improve month by month and new vessels are delivered, we believe that shipping lines may have to remove up to another 5% of the existing container vessel fleet from service, in addition to the 10% that is currently laid-up, in order to match supply with demand and continue to restore freight rates. Many of the laid-up vessels are owned by charter operators, who will continue to see shipping lines return vessels as they are replaced by the new builds to be delivered in 2010 and 2011. We believe that increased scrapping of older container vessels as well as cancellations of more of the current order bookings for new vessels can help bring supply and demand back into balance. To date there have been no major container shipping line failures, and several lines have been able to re-capitalize.

Manufacturers of dry freight containers have been shut down since the third quarter of 2008, a trend that is likely to continue as we enter 2010. Lack of new production and continued retirement of older containers is expected to cause a net decline in the world container fleet of approximately 5% in 2009 compared to net annual growth of approximately 8% in each of the previous six years. We believe that supply and demand will begin to balance in 2010 and that shortages may develop during the year, since many shipping lines and container lessors will not be in a position to buy new containers.

Textainer’s Operations

At the end of September 2008, Textainer’s utilization was at an all-time high of 97.5%. By the end of 2008, utilization had declined to 94.0% as our customers reduced their container fleets to match lower cargo volumes. Utilization declined by 4.7% in the first quarter of 2009 and an additional 3.6% in the second quarter of 2009, reaching 85.7% by the end of the second quarter of 2009. During the third quarter of 2009, utilization averaged 86% and ended the quarter at 86.5%.

Many of Textainer’s customers appear to have reached the end of their container fleet reduction programs and have now started to lease containers in order to cover shortages. With very low new container production forecasted for 2010, and many shipping lines allocating their limited capital expenditures to vessels, we believe our customers will rely on leasing to meet their capacity requirements as demand increases. We believe that this trend, coupled with the fact that 72% of our off-hire containers are located in Asia, where demand has historically been stronger, means there could be ample opportunity for utilization to improve significantly over the next 12 months.

Although our container resale segment’s 2009 annualized sales volume is equal to 2008’s record 86,000 unit sales volume, prices have been lower this year. Recently, prices have started to improve and, with potentially less supply in 2010, sales prices may continue to improve.

Strategic Focus

Textainer expects to continue to utilize its current available liquidity of over $275 million and low 1.3 to 1 debt-to-equity ratio to further its growth strategy through accretive transactions. Textainer will continue to explore opportunities including acquiring competitors, entering into purchase-leaseback transactions, purchasing fleets under management and growing its specialty container fleet.

Dividend

On November 3, 2009, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.23 per share on Textainer’s issued and outstanding common shares, payable on November 25, 2009 to shareholders of record as of November 16, 2009. This dividend is unchanged from the prior quarter and will be the ninth consecutive quarterly dividend since Textainer’s October 2007 initial public offering. Combined, these dividends have averaged 50% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) during this period. The current dividend represents 78% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the third quarter and 55% for the nine months ended September 30, 2009, which is temporarily above our historical average but still allows us to pursue accretive opportunities. Textainer’s board of directors considers dividends on a quarterly basis. Historically, Textainer has paid about 50% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) in dividends, but the board of directors takes a fresh view every quarter and sets the dividend subject to various factors including cash needs for opportunities that may be available to us.

Investors’ Webcast

Textainer will hold a conference call and a Webcast with an accompanying slide presentation at 11:00 a.m. EST on Wednesday, November 4, 2009 to discuss Textainer’s 2009 third quarter results. An archive of the Webcast will be available one hour after the live call through November 4, 2010. For callers in the U.S. the dial-in number for the conference call is 800-378-6902; for callers outside the U.S. the dial-in number for the conference call is 913-312-0652. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of more than 1.5 million containers, representing over 2.3 million TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, as well as specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We believe we are one of the largest sellers of used containers, having sold more than 170,000 containers during the last two years to more than 1,000 customers. We provide our services worldwide via a network of offices and independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding (i) Textainer’s expectation that as the recession eases and cargo volumes improve month by month and new vessels are delivered, shipping lines may have to remove up to another 5% of the existing container vessel fleet from service, in addition to the 10% that is currently laid-up, in order to match supply and demand and continue to restore freight rates; (ii) Textainer’s belief that charter operators, which own many of the laid-up vessels, will continue to see shipping lines return vessels as they are replaced by the new buildings to be delivered in 2010 and 2011; (iii) Textainer’s belief that increased scrapping of older container vessels as well as cancellations of more of the current order bookings for new vessels can help bring supply and demand back into balance; (iv) Textainer’s belief that the trend of manufacturers of dry freight containers being shut down since the third quarter of 2008 is likely to continue as it enters into 2010; (v) Textainer’s expectation that the lack of new production and continued retirement of older containers is expected to cause a net decline in the world container fleet of approximately 5% in 2009 compared to net annual growth of approximately 8% in each of the previous six years; (vi) Textainer’s belief that supply and demand will begin to balance in 2010 and that shortages may develop during the year, since many shipping lines, and container lessors will not be in a position to buy new containers; (vii) Textainer’s belief that with very low new container production forecasted for 2010, and many shipping lines allocating their limited capital expenditures to vessels, that its customers will rely on leasing to meet their capacity requirements as demand increases and that this trend means there could be ample opportunity for utilization to improve significantly over the next 12 months; (viii) Textainer’s belief that because its customers will rely on leasing to meet their capacity requirements and since 72% of Textainer’s off-hire containers are in Asia, where demand has historically been stronger, that there is ample opportunity for utilization to improve significantly over the next 12 months; (ix) Textainer’s belief that with recent price improvements and potentially less supply in 2010, sales prices may continue to improve; and (x) Textainer’s expectation regarding furthering its growth strategy through accretive transactions. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the risk that the current global financial crisis and global recession may adversely affect our business, financial condition and results of operations, including the risk that the current global financial crisis and global recession may delay or prevent Textainer’s customers from making payments; the risk that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance the continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; acquisitions involve a number of risks and present financial, managerial and operational challenges; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information — Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2009.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2009 and December 31, 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2009	2008
Assets

Current assets:
Cash and cash equivalents	$47,454	$71,490
Accounts receivable, net of allowance for doubtful accounts of $8,824 and $5,855 in 2009 and 2008, respectively	51,900	49,328
Net investment in direct financing and sales-type leases	17,182	17,086
Containers held for resale	1,452	1,596
Prepaid expenses	3,396	3,271
Deferred taxes	2,002	1,961
Due from affiliates, net	—	39

Total current assets	123,386	144,771
Restricted cash	5,791	16,107
Containers, net of accumulated depreciation of $341,142 and $338,190 at 2009 and 2008, respectively	1,004,478	999,411
Net investment in direct financing and sales-type leases	71,509	74,633
Fixed assets, net of accumulated depreciation of $8,275 and $8,008 at 2009 and 2008, respectively	1,369	1,406
Intangible assets, net of accumulated amortization of $19,173 and $12,642 at 2009 and 2008, respectively	71,995	64,751
Other assets	1,650	2,688

Total assets	$1,280,178	$1,303,767

Liabilities and Equity
Current liabilities:
Accounts payable	$6,461	$4,922
Accrued expenses	8,536	10,212
Container contracts payable	3,085	2,068
Deferred revenue	7,382	—
Due to owners, net	14,235	10,877
Secured debt facility	8,513	—
Bonds payable	51,500	58,000

Total current liabilities	99,712	86,079
Revolving credit facility	3,000	53,000
Secured debt facility	331,481	300,402
Bonds payable	239,695	313,241
Deferred revenue	12,287	—
Interest rate swaps	12,134	19,387
Income tax payable	19,450	16,074
Deferred taxes	7,266	7,577

Total liabilities	725,025	795,760

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 47,760,771 and 47,604,740 at 2009 and 2008, respectively	478	476
Additional paid-in capital	169,535	166,744
Accumulated other comprehensive loss	(163)	(224)
Retained earnings	315,090	282,613

Total Textainer Group Holdings Limited shareholders’ equity	484,940	449,609
Noncontrolling interest	70,213	58,398

Total equity	555,153	508,007

Total liabilities and equity	$1,280,178	$1,303,767

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and Nine Months Ended September 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Revenues:

Lease rental income	$45,428	$50,914	$138,719	$147,016
Management fees	6,769	7,610	18,647	22,019
Trading container sales proceeds	1,584	6,716	5,272	30,799
Gains on sale of containers, net	2,273	4,435	7,435	11,683

Total revenues	56,054	69,675	170,073	211,517

Operating expenses:

Direct container expense	10,276	5,975	27,586	18,899
Cost of trading containers sold	1,274	5,314	4,553	23,533
Depreciation expense	12,553	10,614	34,966	37,264
Amortization expense	2,020	1,670	5,479	5,314
General and administrative expense	4,859	4,951	15,248	16,190
Short-term incentive compensation expense	640	1,287	1,830	3,063
Long-term incentive compensation expense	892	807	2,616	2,288
Bad debt expense, net	1,011	2,477	3,205	3,100

Total operating expenses	33,525	33,095	95,483	109,651

Income from operations	22,529	36,580	74,590	101,866

Other income (expense):

Interest expense	(2,587)	(6,307)	(8,899)	(18,552)
Gain on early extinguishment of debt	—	—	19,398	—
Interest income	8	362	59	1,255
Realized losses on interest rate swaps and caps, net	(3,538)	(1,898)	(11,240)	(4,177)
Unrealized (losses) gains on interest rate swaps, net	(809)	711	7,253	1,617
Gain on lost military containers, net	646	480	814	2,169
Other, net	156	(511)	125	180

Net other expense	(6,124)	(7,163)	7,510	(17,508)

Income before income tax and noncontrolling interest	16,405	29,417	82,100	84,358
Income tax expense	(1,197)	(2,019)	(4,853)	(3,079)

Net income	15,208	27,398	77,247	81,279
Less: Net income attributable to the noncontrolling interest	(1,705)	(2,839)	(11,815)	(8,965)

Net income attributable to Textainer Group Holdings Limited common shareholders	$13,503	$24,559	$65,432	$72,314

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.28	$0.52	$1.37	$1.52
Diluted	$0.28	$0.51	$1.36	$1.51

Weighted average shares outstanding (in thousands):
Basic	47,761	47,605	47,761	47,605
Diluted	48,212	47,875	48,016	47,807

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2009 and 2008

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2009	2008
Cash flows from operating activities:

Net income	$77,247	$81,279

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation expense	34,966	37,264
Bad debt expense, net	3,205	3,100
Unrealized gains on interest rate swaps, net	(7,253)	(1,617)
Amortization of debt issuance costs	1,655	1,414
Amortization of intangible assets	5,479	5,314
Amortization of acquired above-market leases	1,143	602
Amortization of deferred revenue	(1,996)	—
Amortization of unearned income on direct financing and sales-type leases	(6,288)	(3,861)
Gains on sale of containers and lost military containers, net	(8,249)	(13,852)
Gain on early extinguishment of debt	(19,398)	—
Share-based compensation expense	2,536	2,162
Changes in operating assets and liabilities	422	(12,372)

Total adjustments	6,222	18,154

Net cash provided by operating activities	83,469	99,433

Cash flows from investing activities:

Purchase of containers and fixed assets	(61,554)	(216,505)
Purchase of intangible assets	(13,822)	(108)
Proceeds from sale of containers and fixed assets	42,476	54,583
Receipt of principal payments on direct financing and sales-type leases	19,237	14,020

Net cash provided used in investing activities	(13,663)	(148,010)

Cash flows from financing activities:

Proceeds from revolving credit facility	10,000	56,500
Principal payments on revolving credit facility	(60,000)	(46,000)
Proceeds from secured debt facility	125,500	201,500
Principal payments on secured debt facility	(86,000)	(96,500)
Principal payments on bonds payable	(40,418)	(43,500)
Purchase of bonds payable	(20,234)	—
Decrease in restricted cash	10,316	4,710
Debt issuance costs	(112)	(3,113)
Repayments of notes receivable from shareholders	—	432
Dividends paid	(32,955)	(31,419)

Net cash (used in) provided by financing activities	(93,903)	42,610

Effect of exchange rate changes	61	(333)

Net decrease in cash and cash equivalents	(24,036)	(6,300)

Cash and cash equivalents, beginning of the year	71,490	69,447

Cash and cash equivalents, end of the period	$47,454	$63,147

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA and Net Income to Net Income

Excluding Unrealized Losses (Gains) on Interest Rate Swaps, Net Three and Nine

Months Ended September 30, 2009 and 2008

(Unaudited) (All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income to EBITDA, a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net for the three and nine months ended September 30, 2009 and 2008. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps, net, income tax expense, net income attributable to noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to noncontrolling interest), net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized losses (gains) on interest rate swaps, net and the related impact on income tax expense and net income attributable to noncontrolling interest) and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized gains on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized losses (gains) on interest rate swaps, net and the related impact on income tax expense and net income attributable to noncontrolling interest) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized losses (gains) will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net are useful in evaluating our operating performance because unrealized losses (gains) on interest rate swaps, net is a noncash, non-operating item. We believe EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net or net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
	(Dollars in thousands) (Unaudited)		(Dollars in thousands) (Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$13,503	$24,559	$65,432	$72,314
Adjustments:
Interest income	(8)	(362)	(59)	(1,255)
Interest expense	2,587	6,307	8,899	18,552
Realized losses on interest rate swaps and caps, net	3,538	1,898	11,240	4,177
Unrealized losses (gains) on interest rate swaps, net	809	(711)	(7,253)	(1,617)
Income tax expense	1,197	2,019	4,853	3,079
Net income attributable to the noncontrolling interest	1,705	2,839	11,815	8,965
Depreciation expense	12,553	10,614	34,966	37,264
Amortization expense	2,020	1,670	5,479	5,314
Impact of reconciling items on net income attributable to the noncontrolling interest	(3,516)	(3,472)	(8,361)	(9,992)

EBITDA	$34,388	$45,361	$127,011	$136,801

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders	$13,503	$24,559	$65,432	$72,314
Adjustments:
Unrealized losses (gains) on interest rate swaps, net	809	(711)	(7,253)	(1,617)
Impact of reconciling item on net income attributable to noncontrolling interest	(281)	130	1,267	289

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net	$14,031	$23,978	$59,446	$70,986

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net:

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.28	$0.51	$1.36	$1.51
Adjustments:
Unrealized losses (gains) on interest rate swaps, net	0.02	(0.01)	(0.15)	(0.03)
Impact of reconciling item on net income attributable to noncontrolling interest	(0.01)	—	0.03	—

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net	$0.29	$0.50	$1.24	$1.48

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2009

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer